[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]



                                 March 24, 2006


VIA EDGAR TRANSMISSION
AND BY FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549-0406
Attn:  Mathew Benson
       Ellie Quarles


         RE:   TOMMY HILFIGER CORPORATION
               AMENDMENT NO. 2 TO PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2006
               FILE NO. 1-11226

Dear Mr. Benson and Ms. Quarles:

         On behalf of our client Tommy Hilfiger Corporation (the "Company"), set forth below is the response to the question raised by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by telephone call on March 23, 2006, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by the Company on March 10, 2006 (the "Proxy Statement"). For your convenience, we have set out the text of the question, followed by the response. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

March 24, 2006


1. PLEASE EXPLAIN WHY THE OPINION OF J.P. MORGAN SECURITIES INC. DELIVERED ON DECEMBER 22, 2005 AS TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S SHAREHOLDERS IN THE MERGER, IS MADE TO THE HOLDERS OF ORDINARY SHARES, PAR VALUE $0.01 PER SHARE OF THE COMPANY (OTHER THAN MR. THOMAS J. HILFIGER, MR. FRED GEHRING AND MR. LUDO ONNINK).

     In response to the Staff's request for clarification as to the scope of JPMorgan's opinion, JPMorgan has agreed to reissue their opinion, as of its date, to clarify that the opinion speaks to the fairness, from a financial point of view, to all holders of the Company Ordinary Shares of the Per Share Consideration to be received by such holders in the proposed Merger. A copy of the opinion reflecting the clarifications is attached as Annex A. Conforming changes in the description of the opinion in the proxy statement will also be made.

                                      * * *

March 24, 2006


     The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *



     Please direct any questions  concerning  this letter to the  undersigned at
(212) 403-1310 or Eric S. Robinson at (212) 403-1220.

                                                   Very truly yours,

                                                   /s/ Michael Gat

                                                   Michael Gat





cc:  James Gallagher, Esq., Tommy Hilfiger Corporation
     Eric Gul, Esq., Tommy Hilfiger Corporation
     Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz
     Lou R. Kling, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

                                     ANNEX A


December 22, 2005



The Board of Directors
Tommy Hilfiger Corporation
9/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon, Hong Kong



Members of the Board of Directors:


You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value $0.01 per share (the "Company Ordinary Shares"), of Tommy Hilfiger Corporation (the "Company") of the Per Share Consideration (as defined below) to be received by such holders in the proposed merger (the "Merger") of the Company with Elmira (BVI) Unlimited, a wholly-owned subsidiary (the "Merger Sub") of BMD Venture Capital B.V. (the "Merger Partner"), a company controlled by Apax Partners Worldwide, LLP ("Apax"). Pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, the Merger Partner and the Merger Sub, the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Ordinary Shares, other than shares of Company Ordinary Shares held in treasury or owned by the Merger Partner or the Merger Sub and shares of Company Ordinary Shares held by holders who duly exercise their right of dissent in relation to the Merger in accordance with applicable law, will be converted into the right to receive $16.80 per share in cash, without interest (the "Per Share Consideration").

In arriving at our opinion, we have

(i) reviewed a draft dated December 22, 2005 of the Agreement;

(ii) reviewed a draft dated December 22, 2005 of the guarantee by Apax Europe VI-A, LP and Apax Europe VI-1, LP (the "Apax Funds") in favor of the Company with respect to the payment and performance by the Merger Partner and the Merger Sub, respectively, of their obligations under the Agreement, subject to the limitations and cap set forth therein (the "Guarantee"),

(iii) reviewed the commitment letter dated December 17, 2005, among Citigroup Global Markets Limited, N.A., London, Citibank N.A., London and Credit Suisse,

London Branch and the Merger Sub and related term sheet (together, the "Debt Commitment Letter") and a draft dated December 17, 2005 of the commitment letter among the Apax Funds and the Merger Parent (the "Equity Commitment Letter");

(iv) reviewed drafts dated December 15, 2005 of an employment agreement between the Company and Mr. Thomas J. Hilfiger ("TJH") (the "Employment Agreement") and an irrevocable acknowledgment and consent agreement relating to certain intellectual property among TJH and certain affiliates of the Company (the "Consent");

(v) reviewed the memorandum of understanding dated December 15, 2005, among the Apax Funds, Mr. Fred Gehring and Mr. Ludo Onnink (and the attached term sheet) (the "Management MOU" and together with the Agreement, the Guarantee, the Debt Commitment Letter and the Equity Commitment Letter, the Employment Agreement and the Consent, the "Reviewed Documents");

(vi) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

(vii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;

(viii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Ordinary Shares and certain publicly traded securities of such other companies;

(ix) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

(x) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or the Merger Partner or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Merger, and that the other transactions contemplated by the Agreement and the other Reviewed Documents will be consummated as described in the Reviewed Documents, and that the definitive Reviewed Documents (to the extent we reviewed drafts or forms, as indicated above) will not differ in any material respects from the drafts or forms thereof reviewed by us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Ordinary Shares of the Per Share Consideration to be received by such holders in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates (a) have in the past provided investment banking and financial services to the Company and Apax and their respective affiliates, including acting as a financial advisor in connection with acquisitions, as a bookrunner, arranger and manager with respect to credit facilities and debt and equity offerings, as registrar, transfer agent and trustee for securities and as provider of cash management and investment management services, for which services we have received compensation and (b) have provided financing (other than in connection with the Merger) to such companies and their affiliates for which we have received compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Per Share Consideration to be received by the holders of the Company Ordinary Shares in the proposed Merger is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

/s/ J.P. Morgan Securities Inc.